UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On January 4, 2021, ObsEva SA (“ObsEva”) announced the appointment of David Renas as Chief Financial Officer and member of ObsEva’s Executive Committee, effective the same day, replacing Fabien de Ladonchamps who had been serving as interim Chief Financial Officer since April 2020. In connection with the appointment, Mr. Renas entered into an employment agreement with ObsEva USA Inc., ObsEva’s U.S. subsidiary, (the “Employment Agreement”), pursuant to which Mr. Renas agreed to serve as ObsEva’s Chief Financial Officer and member of the Executive Committee in exchange for compensation in the form of salary, discretionary bonus and equity awards.  Mr. de Ladonchamps will continue with ObsEva as Chief Administrative Officer.

A copy of the press release announcing Mr. Renas’s appointment is filed with this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-222820, 333-221462 and 333-233069) of ObsEva (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 4, 2021	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer